

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 6, 2011

Matthew Katzeff
Chief Financial Officer
Optionable, Inc.
55 Saint Mark's Place, Suite 4
New York, NY 10003

> **Re:** **Optionable, Inc.**
> **Amendment No. 1 to Schedule 14D-9**
> **Filed July 5, 2011**
> **File No.: 5-82968**

Dear Mr. Katzeff:

We have reviewed your filing and have the following comment.

Schedule 14D-9

Item 4. The Solicitation or Recommendation

1. We note that the issuer is not making a recommendation with respect to the offer.
Please revise to also state whether: (1) the issuer is expressing no opinion and is
remaining neutral toward the offer or (2) the issuer is unable to take a position
with respect to the offer, as required by Item 1012(a) of Regulation M-A.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: David Amburgey, Esq.
        Hand Baldachin & Amburgey LLP